UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D

                  Under the Securities Exchange Act of 1934

                                DICUT, INC.
                              (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

                                 253616 10 6
                                (CUSIP Number)

                                  Raj Kalra
                           2150 Northwest Parkway, NE

                                   Suite H
                            Marietta, Georgia 30067

                               (770) 952-2654

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 12, 2001
                        (Date of event Which Requires
                          Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

CUSIP NO.       Not applicable

   (1)  Name of Reporting                     Raj Kalra
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate

        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  Canada
        Organization

                                  (7)  Sole Voting
                                       Power         10,500,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         10,500,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by

        Each Reporting Person                        10,500,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             55.6%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to shares of Common Stock, $0.001 par value (the "Common Stock") of Dicut, Inc. (the "Issuer"). The principal executive office of the Issuer is at 2150 Northwest Parkway NE, Suite H, Marietta, GA 30067.

Item 2. Identity and Background

This Schedule is filed on behalf of Raj Kalra of 2150 Northwest Parkway NE, Suite H, Marietta, GA 30067. Mr. Kalra is President of National Data Inc., whose place of business is located at 2150 Northwest Parkway NE, Suite H, Marietta GA 30067. The principal business of National Data, Inc. is disaster recovery and data backup services.

Mr. Kalra has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Mr. Kalra has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Kalra is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Kalra acquired his shares of common stock of Dicut, Inc. in consideration for 1,500 common shares of National Data Inc., being 100% of its issued and outstanding shares, acquired from Mr. Kalra on December 12, 2001.

Item 4. Purpose of the Transaction

Mr. Kalra effected the transaction reported in this statement for investment purposes.

(a)-(c) Mr. Kalra has no present plan to (i) acquire additional securities of the Issuer, except pursuant to compensation plans of the Issuer, or to dispose of securities of the Issuer, (ii) effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the acquisition of other companies in the same business as the Issuer, or (iii) participate in or effect a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) Mr. Kalra was elected Director of the Issuer as well as Chief Executive Officer. Pierre Quilliam has resigned as Chief Executive Officer but remains in the office of President and a Director.

(e)-(g) Mr. Kalra may effect changes in the Issuer's capitalization as necessary to enable the Issuer to raise capital or to issue shares to acquire other companies in the same industry as the Issuer. Mr. Kalra has no present plans to make any changes that would impede the ability of another person to obtain control over the Issuer.

(h)-(j) Mr. Kalra has no present plan to (i) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ii) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (iii) cause or take any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer

(a)-(b) The aggregate number of shares Mr. Kalra acquired pursuant to Item 1 is 10,500,000 shares of Common Stock, being 55% of the total of 18,870,000 shares of the Issuer which are issued and outstanding. Mr. Kalra has the sole power to
(i) vote or to direct the vote, and (ii) dispose or to direct the disposition of the 10,500,000 shares of Common Stock, subject to the terms of the Agreement.

(c) Except as described herein, Mr. Kalra has not effected any transactions in the Issuer's Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Kalra and the other director, Pierre Quilliam, have an oral understanding to
(a) nominate and vote for each as directors of the Issuer, (b) allow Mr. Kalra to nominate two additional persons to serve on the board of the Issuer, and (c) allow Mr. Quilliam to nominate one additional person to serve on the board of the Issuer.

Item 7. Materials to be Filed as Exhibits

None.

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                    /s/ Raj Kalra
                                    -----------------------
                                    RAJ KALRA, Individually

Dated: January 11, 2002